Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236339

CIM INCOME NAV, INC.
SUPPLEMENT NO. 13 DATED MAY 25, 2021
TO THE PROSPECTUS DATED AUGUST 7, 2020
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated August 7, 2020, Supplement No. 11 dated April 20, 2021, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 12 dated May 19, 2021. On May 14, 2021, we filed with the United States Securities and Exchange Commission (the “SEC”) our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “10-Q”). The 10-Q (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 13. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented.
The purpose of this supplement is to describe the following:

(1)	recent real property acquisitions, dispositions and debt;
(2)	compensation, fees, and reimbursements paid or payable to our advisor and its affiliates as of and for the three months ended March 31, 2021 and the year ended December 31, 2020;
(3)	updates to our distributions and share redemptions disclosure as of March 31, 2021; and
(4)	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in the 10-Q, attached hereto as Annex A.
PROSPECTUS UPDATES
Recent Real Property Acquisitions, Dispositions and Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 23 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 86 of the prospectus, and describes our real estate holdings as of May 21, 2021, and the activity that occurred subsequent to the activity as of April 30, 2021 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of May 21, 2021, we, through separate wholly-owned limited liability companies and limited partnerships, owned 122 properties, acquired for an aggregate purchase price of $876.9 million, located in 33 states, consisting of four anchored shopping centers, 96 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.3 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire or dispose of any properties between May 1, 2021 and May 21, 2021.

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Tenant Lease Expirations” on page 97 of the prospectus.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for our properties acquired as of April 30, 2021, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight-line basis, for the leases that expire during the respective year.

	Number of Leases Expiring		Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
Remainder of 2021	1	(1)	9,160	$—	—%
2022	3		16,110	249,161	*
2023	10		132,185	1,360,929	2%
2024	15		264,056	3,611,669	6%
2025	9		220,445	3,300,861	5%
2026	14		412,102	4,311,236	7%
2027	12		519,157	7,656,665	12%
2028	10		262,292	4,240,525	7%
2029	9		552,574	4,693,689	7%
2030	3		87,812	1,399,276	2%
Thereafter	57		2,719,221	33,333,972	52%
	143		5,195,114	$64,157,983	100%
________________
* Represents less than 1% of the total annual base rent.
(1) Represents one month-to-month agreement with a monthly base rent of approximately $18,000 set to expire in June 2021.
Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Acquisitions — Credit Facility” beginning on page 93 of the prospectus.
Credit Facility
As of March 31, 2021, the Revolving Loans outstanding totaled $114.0 million at an interest rate of 2.16% and $212.5 million outstanding under the Term Loans, all of which are subject to interest rate swap agreements (the “Swapped Term Loans”). The interest rate swap agreements have the effect of fixing the Eurodollar Rate per annum of the Swapped Term Loan at an all-in rate of 4.25%.
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Acquisitions — Net Debt Leverage Ratio” on page 97 of the prospectus.
Net Debt Leverage Ratio
As of March 31, 2021, our ratio of debt to total gross assets net of gross intangible lease liabilities was 50.1%, and our ratio of debt to the fair market value of our gross assets net of gross intangible lease liabilities was 52.7%. Fair market value is based on the estimated market value of our real estate assets as of March 31, 2021 used to determine our estimated per share NAV.
Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of March 31, 2021, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 49.2%.
2

The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of March 31, 2021 (dollar amounts in thousands):

Balance as of March 31, 2021
Credit facility and notes payable, net	$454,538
Deferred costs, net (1)	1,181
Less: Cash and cash equivalents	(8,094)
Net debt	$447,625
Gross real estate assets, net (2) and investment in CIM UII Onshore	$909,650
Net debt leverage ratio	49.2%
———————————
(1)    Deferred costs relate to mortgage notes payable and the term portion of the credit facility.
(2)    Net of gross intangible lease liabilities.
Compensation, Fees and Reimbursements Paid or Payable to Our Advisor and Its Affiliates as of March 31, 2021 and December 31, 2020
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 127 of the prospectus.
We incurred commissions, fees and expense reimbursements as shown in the table below for services provided by our advisor and its affiliates during the periods indicated (in thousands):

	Three Months Ended	Year Ended
	March 31, 2021	December 31, 2020
Upfront selling commissions	$4	$396
Stockholder servicing fees (1)	$607	$2,574
Dealer manager fees (1)	$1	$69
Organization and offering expense reimbursement	$36	$253
Acquisition expense reimbursement	$212	$714
Advisory fee	$1,497	$6,382
Operating expense reimbursement	$372	$861
____________________________________
(1) Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for the future fees payable to CCO Capital of $11.4 million and $11.9 million as of March 31, 2021 and December 31, 2020, respectively.
As of March 31, 2021 and December 31, 2020, $13.6 million and $13.8 million, respectively, was due to CIM Income NAV Management or its affiliates, primarily related to the estimated liability for current and future stockholder servicing fees, the reimbursement of organization and offering expenses, and advisory fees.
3

Distributions and Share Redemptions
The following information supersedes and replaces the fifth and sixth paragraphs in the section of our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 151 of the prospectus.
Subsequent to March 31, 2020, our board of directors has authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Distribution Amount (1)
April 30, 2020	$0.0400
May 31, 2020	$0.0400
June 30, 2020	$0.0777
July 30, 2020	$0.0777
August 28, 2020	$0.0777
September 29, 2020	$0.0777
October 29, 2020	$0.0777
November 27, 2020	$0.0777
December 30, 2020	$0.0777
January 28, 2021	$0.0777
February 25, 2021	$0.0777
March 29, 2021	$0.0777
April 29, 2021	$0.0777
May 28, 2021	$0.0777
June 29, 2021	$0.0777
July 29, 2021	$0.0777
August 30, 2021	$0.0777
September 29, 2021	$0.0777
______________________
(1)The distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes so that distributions constitute a uniform percentage of the NAV per share of all classes for stockholders of record as of the last business day of the month for which the distribution rate applies.
As of March 31, 2021, we had distributions payable of $2.3 million.
The following information supersedes and replaces the eighth paragraph in the section of our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 151 of the prospectus.
As of March 31, 2021, cumulative since inception, we have declared $149.8 million of distributions and we have paid $147.5 million, of which $77.6 million was paid in cash and $69.9 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income for the three months ended March 31, 2021, and as of March 31, 2021, cumulative since inception, was $3.5 million and $18.1 million, respectively, and our net loss as of December 31, 2020 was $11.0 million. The following table presents distributions and the source of distributions for the periods indicated below (dollars in thousands):

	Three Months Ended March 31, 2021			Year Ended December 31, 2020		As of March 31, 2021, Cumulative Since Inception
	Amount		Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$5,305		55%	$14,646	53%	$77,544	53%
Distributions reinvested	4,274		45%	13,108	47%	69,926	47%
Total distributions	$9,579		100%	$27,754	100%	$147,470	100%

Source of distributions:
Net cash provided by operating activities (1)	$9,579	(2)	100%	$27,754	100%	$147,470	100%
Total sources	$9,579		100%	$27,754	100%	$147,470	100%
———————————
4

(1)Net cash provided by operating activities for the three months ended March 31, 2021, the year ended December 31, 2020, and as of March 31, 2021, cumulative since inception, was $8.6 million, $32.0 million and $15.7 million, respectively.
(2)Our distributions for the three months ended March 31, 2021 were fully covered by cash flows from operating activities, including cash flows from prior periods of $1.0 million.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 189 of the prospectus.
We received redemption requests of approximately 4.1 million shares for $68.1 million in excess of our redemption limit during the three months ended March 31, 2021. During the three months ended March 31, 2021, we received valid redemption requests under our share redemption plan totaling approximately 4.7 million shares, of which we redeemed approximately 478,000 shares as of March 31, 2021 for $8.0 million at an average redemption price of $16.66 per share and 121,000 shares subsequent to March 31, 2021 for $2.0 million at an average redemption price of $16.14 per share. The remaining redemption requests relating to approximately 4.1 million shares went unfulfilled.
Inclusion of Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 as Annex A
On May 14, 2021, we filed with the SEC the 10-Q, which is attached (excluding the exhibits thereto) as Annex A to this Supplement No. 13.
5

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
Form 10-Q
_________________________________________

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 000-55187
__________________________________________
CIM INCOME NAV, INC.
(Exact name of registrant as specified in its charter)
__________________________________________

Maryland		27-3147801
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)
2398 East Camelback Road, 4th Floor
Phoenix,	Arizona	85016
(Address of principal executive offices)		(Zip Code)
	(602)	778-8700
(Registrant’s telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
 ________________________________________________________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Smaller reporting company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
As of May 10, 2021, there were approximately 15.1 million shares of Class D common stock, approximately 13.7 million shares of Class T common stock, approximately 7,600 shares of Class S common stock, and approximately 1.1 million shares of Class I common stock, par value $0.01 each, of CIM Income NAV, Inc. outstanding.

CIM INCOME NAV, INC.

PART I - FINANCIAL INFORMATION
Item 1.    Financial Statements
CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts) (Unaudited)

	March 31, 2021	December 31, 2020
ASSETS
Real estate assets:
Land	$139,644	$139,644
Buildings and improvements	632,325	632,190
Intangible lease assets	106,815	106,739
Total real estate assets, at cost	878,784	878,573
Less: accumulated depreciation and amortization	(109,078)	(101,991)
Total real estate assets, net	769,706	776,582
Investment in CIM UII Onshore, net	47,640	46,680
Investment in marketable securities	15,062	15,496
Total real estate assets, equity investments and marketable securities, net	832,408	838,758
Cash and cash equivalents	8,094	8,805
Restricted cash	405	415
Rents and tenant receivables, net	16,123	15,952
Prepaid expenses and other assets	1,154	984
Deferred costs, net	190	289
Due from affiliates	—	7
Asset held for sale	—	1,009
Total assets	$858,374	$866,219
LIABILITIES AND EQUITY
Credit facility and notes payable, net	$454,538	$449,378
Accrued expenses and accounts payable	4,151	4,518
Due to affiliates	13,577	13,826
Intangible lease liabilities, net	11,716	12,040
Distributions and redemptions payable	4,280	6,969
Derivative liabilities, deferred rental income and other liabilities	8,848	11,174
Total liabilities	497,110	497,905
Commitments and contingencies
Redeemable common stock	9,631	10,040
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
D Shares common stock, $0.01 par value per share; 122,500,000 shares authorized, 15,104,085 and 15,318,506 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	151	153
T Shares common stock, $0.01 par value per share; 122,500,000 shares authorized, 13,681,444 and 13,778,134 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	137	138
S Shares common stock, $0.01 par value per share; 122,500,000 shares authorized, 7,540 and 7,399 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	—
I Shares common stock, $0.01 par value per share; 122,500,000 shares authorized, 1,045,286 and 1,011,342 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	10	10
Capital in excess of par value	489,127	493,417
Accumulated distributions in excess of earnings	(131,885)	(128,383)
Accumulated other comprehensive loss	(6,608)	(7,768)
Total stockholders’ equity	350,932	357,567
Non-controlling interests	701	707
Total equity	$351,633	$358,274
Total liabilities, redeemable common stock, and equity	$858,374	$866,219
The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended March 31,
	2021	2020
Revenues:
Rental and other property income	$18,698	$18,588
Interest income on marketable securities	79	90
Total revenues	18,777	18,678
Operating expenses:
General and administrative	1,386	1,185
Property operating	966	1,454
Real estate tax	1,319	1,333
Advisory fees and expenses	1,497	1,740
Transaction-related	212	91
Depreciation and amortization	6,803	7,039
Real estate impairment	—	5,686
Total operating expenses	12,183	18,528
Gain on disposition of real estate, net	10	—
Operating income	6,604	150
Other expense:
Gain on investment in CIM UII Onshore	1,332	—
Interest expense and other, net	(4,409)	(3,660)
Net income (loss)	3,527	(3,510)
Net income allocated to noncontrolling interest	9	4
Net income (loss) attributable to the Company	$3,518	$(3,514)

Class D Common Stock:
Net income (loss) attributable to the Company	$1,826	$(1,825)
Basic and diluted weighted average number of common shares outstanding	15,269,757	17,634,578
Basic and diluted net income (loss) per common share	$0.12	$(0.10)

Class T Common Stock:
Net income (loss) attributable to the Company	$1,562	$(1,583)
Basic and diluted weighted average number of common shares outstanding	13,782,825	14,525,139
Basic and diluted net income (loss) per common share	$0.11	$(0.11)

Class S Common Stock:
Net income (loss) attributable to the Company	$2	$(1)
Basic and diluted weighted average number of common shares outstanding	7,503	7,094
Basic and diluted net income (loss) per common share	$0.15	$(0.07)

Class I Common Stock:
Net income (loss) attributable to the Company	$128	$(105)
Basic and diluted weighted average number of common shares outstanding	1,035,117	1,057,418
Basic and diluted net income (loss) per common share	$0.12	$(0.10)
The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands) (Unaudited)

	Three Months Ended March 31,
	2021	2020
Net income (loss)	$3,527	$(3,510)
Other comprehensive income (loss)
Unrealized holding (loss) gain on marketable securities	(368)	151
Reclassification adjustment for realized loss (gain) included in income as other expense	15	(2)
Unrealized gain (loss) on interest rate swaps	38	(7,584)
Amount of loss reclassified from other comprehensive income (loss) into income as interest expense and other, net	1,475	388
Total other comprehensive income (loss)	1,160	(7,047)

Comprehensive income (loss)	4,687	(10,557)
Comprehensive income allocated to noncontrolling interest	9	4
Comprehensive income (loss) attributable to the Company	$4,678	$(10,561)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share amounts) (Unaudited)

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity	Non- Controlling Interests	Total Equity
	Number of Shares	Par Value
Balance as of January 1, 2021	30,115,381	$301	$493,417	$(128,383)	$(7,768)	$357,567	$707	$358,274
Issuance of common stock	290,253	3	4,832	—	—	4,835	—	4,835
Distributions declared on common stock — $0.23 per common share	—	—	—	(7,020)	—	(7,020)	—	(7,020)
Commissions, dealer manager and ongoing stockholder servicing fees	—	—	(159)	—	—	(159)	—	(159)
Other offering costs	—	—	(36)	—	—	(36)	—	(36)
Redemptions of common stock	(602,977)	(6)	(9,979)	—	—	(9,985)	—	(9,985)
Equity-based compensation	2,923	—	82	—	—	82	—	82
Equity-based payments to advisor	32,775	—	561	—	—	561	—	561
Changes in redeemable common stock	—	—	409	—	—	409	—	409
Distributions to non-controlling interests	—	—	—	—	—	—	(15)	(15)
Comprehensive income	—	—	—	3,518	1,160	4,678	9	4,687
Balance as of March 31, 2021	29,838,355	$298	$489,127	$(131,885)	$(6,608)	$350,932	$701	$351,633

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Non- Controlling Interests	Total Equity
	Number of Shares	Par Value
Balance as of January 1, 2020	33,747,710	$337	$507,913	$(87,513)	$(4,710)	$416,027	$739	$416,766
Issuance of common stock	1,131,064	11	20,124	—	—	20,135	—	20,135
Distributions declared on common stock — $0.24 per common share	—	—	—	(8,096)	—	(8,096)	—	(8,096)
Commissions, dealer manager and ongoing stockholder servicing fees	—	—	(415)	—	—	(415)	—	(415)
Other offering costs	—	—	(149)	—	—	(149)	—	(149)
Redemptions of common stock	(2,653,586)	(26)	(46,658)	—	—	(46,684)	—	(46,684)
Equity-based compensation	—	—	33	—	—	33	—	33
Changes in redeemable common stock	—	—	2,650	—	—	2,650	—	2,650
Distributions to non-controlling interests	—	—	—	—	—	—	(14)	(14)
Comprehensive loss	—	—	—	(3,514)	(7,047)	(10,561)	4	(10,557)
Balance as of March 31, 2020	32,225,188	$322	$483,498	$(99,123)	$(11,757)	$372,940	$729	$373,669
The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands) (Unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$3,527	$(3,510)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, net	6,763	6,975
Straight-line rental income	(662)	(1,275)
(Recovery) write-off of uncollectible lease-related receivables	(182)	158
Amortization of deferred financing costs	262	273
Amortization on marketable securities	22	13
Equity-based compensation	82	33
Equity-based payments to Advisor	561	—
Loss (gain) on sale of marketable securities	15	(2)
Gain on investment in CIM UII Onshore	(1,332)	—
Gain on disposition of real estate assets, net	(10)	—
Impairment of real estate assets	—	5,686
Changes in assets and liabilities:
Rents and tenant receivables, net	673	586
Prepaid expenses and other assets	(170)	(422)
Accrued expenses and accounts payable	(367)	830
Deferred rental income and other liabilities	(813)	278
Due from affiliates	7	(151)
Due to affiliates	208	(978)
Net cash provided by operating activities	8,584	8,494
Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(211)	(38)
Investment in marketable securities	(2,954)	(981)
Proceeds from sale and maturities of marketable securities	2,998	587
Investment in CIM UII Onshore	—	(50,000)
Distributions of capital from investment in CIM UII Onshore	372	—
Net proceeds from disposition of real estate assets	1,019	4,789
Proceeds from the settlement of insurance claims	—	135
Net cash provided by (used in) investing activities	1,224	(45,508)
Cash flows from financing activities:
Proceeds from issuance of common stock	561	16,124
Offering costs on issuance of common stock	(652)	(1,174)
Redemptions of common stock	(10,115)	(46,684)
Distributions to stockholders	(5,305)	(4,181)
Proceeds from credit facility	5,000	70,000
Deferred financing costs paid	(3)	—
Change in escrowed stockholder proceeds liability	—	(50)
Distributions to noncontrolling interests	(15)	(14)
Net cash (used in) provided by financing activities	(10,529)	34,021
Net decrease in cash and cash equivalents and restricted cash	(721)	(2,993)
Cash and cash equivalents and restricted cash, beginning of period	9,220	5,718
Cash and cash equivalents and restricted cash, end of period	$8,499	$2,725
Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$8,094	$2,253
Restricted cash	405	472
Total cash and cash equivalents and restricted cash	$8,499	$2,725

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
CIM Income NAV, Inc. (the “Company”) is a monthly priced perpetual life non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on July 27, 2010 that qualified as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012. Substantially all of the Company’s business is conducted through CIM Income NAV Operating Partnership, LP, a Delaware limited partnership (“CIM Income NAV OP”), of which the Company is the sole general partner, and owns, directly or indirectly, 100% of the partnership interests. The Company is externally managed by CIM Income NAV Management, LLC, a Delaware limited liability company (“CIM Income NAV Management”), which is an affiliate of CIM Group, LLC (“CIM”). CIM is a community-focused real estate and infrastructure owner, operator, lender and developer. Headquartered in Los Angeles, California, CIM has offices across the United States and in Tokyo, Japan.
CCO Group, LLC owns and controls CIM Income NAV Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to CIM Real Estate Finance Trust, Inc. (“CMFT”).
On December 6, 2011, the Company commenced its initial public offering (the “Initial Offering”) on a “best efforts” basis of $4.0 billion in shares of common stock, consisting of $3.5 billion in shares in the primary offering (the “Primary Offering”) and $500.0 million in shares pursuant to a distribution reinvestment plan (the “DRIP”). On August 26, 2013, the Company commenced its first follow-on offering (the “First Follow-on Offering”), pursuant to which the Company offered up to $4.0 billion in shares of common stock, consisting of $3.5 billion in shares in the Primary Offering and $500.0 million in shares pursuant to the DRIP. On February 10, 2017, the Company commenced its second follow-on offering (the “Second Follow-on Offering”), pursuant to which the Company offered up to $4.0 billion in shares of common stock, consisting of $3.5 billion in shares in the Primary Offering and $500.0 million in shares pursuant to the DRIP. On August 7, 2020, the Company commenced its third follow-on offering, pursuant to which the Company is offering up to $4.0 billion in shares of common stock (the “Third Follow-on Offering” and collectively with the Initial Offering, the First Follow-on Offering and the Second Follow-on offering, the “Offering”), consisting of $3.5 billion in shares in the Primary Offering and $500.0 million in shares pursuant to the DRIP.
As part of the First Follow-on Offering, the Company designated the existing shares of the Company’s common stock that were sold prior to such date to be Wrap Class shares (“W Shares”) of common stock and registered two new classes of the Company’s common stock, Advisor Class shares (“A Shares”) and Institutional Class shares (“I Shares”). On November 27, 2018, the Company amended its charter to, among other things, change the name and designation of its W Shares to Class D Common Stock (the “D Shares”), and its A Shares to Class T Common Stock (the “T Shares”), respectively, and reclassified a portion of its common stock as Class S Common Stock (the “S Shares”), to be offered alongside its D Shares, T Shares and I Shares in the Offering (the “Share Modifications”). The Company is offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount. As of March 31, 2021, the Company had issued approximately 49.0 million shares of common stock in the Offering, including 4.0 million in shares issued in the DRIP, for gross offering proceeds of $883.0 million before $26.8 million in upfront selling commissions, dealer manager fees and the current portion of stockholder servicing fees and $6.5 million in organization and offering costs. Effective April 1, 2020, the Company modified its Offering and certain other features of the Company from a daily to a monthly NAV REIT. As part of the change from a daily to a monthly NAV REIT, the Company’s board of directors (the “Board”) approved, among other things: (1) a change in the frequency of the NAV calculations from daily to monthly and certain other related changes to the Company’s valuation policies, and (2) adopted an amended and restated share redemption program (the “Amended Share Redemption Program”) that provides for redemptions on a monthly basis.
The per share purchase price for each class of common stock varies from month-to-month and, each month, is generally equal to, for each class of common stock, the Company’s net asset value (“NAV”) for such class, divided by the number of shares of that class outstanding, as of the prior month, plus, for T Shares and S Shares sold in the Primary Offering, applicable upfront selling commissions and dealer manager fees. The Company’s NAV per share is calculated monthly as of the last calendar day of each month by an independent fund accountant using a process that incorporates (1) the periodic valuations of each of the Company’s real estate assets and related liabilities by the Company’s independent valuation expert, (2) ongoing assessment by the valuation expert of the estimated impact of any events that require adjustment to the most recent valuations determined by the valuation expert, (3) updates in the price of liquid assets for which third-party market quotes are available, (4) valuations of any securities or other assets for which market quotes are not available, (5) valuation of the Company’s other

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assets and liabilities, (6) accruals of the Company’s distributions for each share class, and (7) estimates of monthly accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. As of March 31, 2021, the NAV per share for D Shares, T Shares, S Shares and I Shares was $16.35, $15.91, $15.89 and $16.65, respectively. The Company’s NAV is not audited or reviewed by its independent registered public accounting firm.
The Company has used substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States. As of March 31, 2021, the Company owned 122 commercial properties, including two properties owned through a consolidated joint venture arrangement (the “Consolidated Joint Venture”), comprised of 5.3 million rentable square feet of commercial space located in 33 states, and which was 98.7% leased, including month-to-month agreements, if any. As of March 31, 2021, the Company also owned limited partnership interests with CIM UII Onshore, L.P. (“CIM UII Onshore”), the sole purpose of which is to invest all of its assets in CIM Urban Income Investments, L.P. (“CIM Urban Income”), which is a private institutional fund that acquires, owns and operates substantially stabilized, diversified real estate and real estate-related assets in urban markets primarily located throughout North America.
As a perpetual-life, non-exchange traded REIT, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time, subject to ongoing regulatory approval of the Company’s filings for additional offerings. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020, and related notes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.
The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and the Consolidated Joint Venture in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.
The Company evaluates its relationships and investments to determine if it has variable interests. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a variable interest entity (“VIE”). VIEs are entities where investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or where equity investors, as a group, lack one of the following characteristics: (a) the power to direct the activities that most significantly impact the entity’s economic performance, (b) the obligation to absorb the expected losses of the entity, or (c) the right to receive the expected returns of the entity. The Company consolidates any VIEs when it is determined to be the primary beneficiary of the VIE’s operations.
For legal entities being evaluated for consolidation, the Company must first determine whether the interests that it holds and fees it receives qualify as variable interests in the entity. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. The Company’s evaluation includes consideration of fees paid to the Company where the Company acts as a decision maker or service provider

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to the entity being evaluated. If the Company determines that it holds a variable interest in an entity, it evaluates whether that entity is a VIE.
A VIE must be consolidated by its primary beneficiary, which is generally defined as the party who has a controlling financial interest in the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance and its obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates any VIEs when the Company is determined to be the primary beneficiary of the VIE, and the difference between consolidating the VIE and accounting for it using the equity method could be material to the Company’s condensed consolidated financial statements. The Company continually evaluates the need to consolidate any VIEs based on standards set forth in GAAP as described above.
As of March 31, 2021 and December 31, 2020, the Company determined that it had a controlling interest in the Consolidated Joint Venture and therefore met the requirements for consolidation.
Reclassifications
The Company is separately presenting the write-off of uncollectible lease-related receivables of $158,000 for the three months ended March 31, 2020, which was previously included in straight-line rental income, net in the condensed consolidated statements of cash flows. This reclassification had no effect on previously reported totals or subtotals.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
Recoverability of Real Estate Assets
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, lease concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the three months ended March 31, 2021. The Company’s impairment assessment as of March 31, 2021 was based on the most current information available to the Company, including expected holding periods. If the Company’s expected holding periods for assets change, subsequent tests for impairment could result in additional impairment charges in the future. The Company cannot provide any assurance that additional material impairment charges with respect to the Company’s real estate assets will not occur during 2021 or in future periods. The assumptions and uncertainties utilized in the evaluation of the impairment of real estate assets are discussed in detail in Note 3 — Fair Value Measurements. See also Note 4 — Real Estate Assets for further discussion regarding real estate acquisition and disposition activity. During the three months ended March 31, 2020, the Company recorded impairment charges of $5.7 million related to one anchored shopping center due to the

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carrying value being greater than the estimated fair value of the property, net of selling costs, and one retail property due to tenant bankruptcy.
Assets Held for Sale
When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. As of March 31, 2021 there were no properties identified as held for sale. As of December 31, 2020, the Company identified one property with a fair value of $1.0 million as held for sale.
Disposition of Real Estate Assets
Gains and losses from dispositions are recognized once the various criteria relating to the terms of sale and any subsequent involvement by the Company with the asset sold are met. A discontinued operation includes only the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results. The Company’s property dispositions during the three months ended March 31, 2021 and 2020 did not qualify for discontinued operations presentation, and thus, the results of the properties that have been sold remain in operating income, and any associated gains or losses from the disposition are included in gain on disposition of real estate, net.
Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.
All real estate acquisitions during the periods presented qualified as asset acquisitions and, as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions are capitalized and allocated to tangible and intangible assets and liabilities, as described above.
Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of March 31, 2021, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in other comprehensive income (loss).
The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost has resulted from a credit loss or other factors. The Company records impairments related to credit losses through an allowance for credit losses. However, the allowance is limited by the amount that the fair value is less than the amortized cost basis. The Company considers many factors in determining whether a credit loss exists, including, but not limited to, the extent to which the fair value is less than the amortized cost basis, recent events specific to the security, industry or geographic area, the payment structure of the security, the failure of the issuer of the security to make scheduled interest or principal payments, and external credit ratings and recent changes in such ratings. The analysis of determining whether a credit loss exists requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.

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The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying condensed consolidated statements of operations in interest and other expense, net. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.
Investment in CIM UII Onshore
As of March 31, 2021, the Company had invested capital of $49.0 million in CIM UII Onshore with a carrying value of $47.6 million, which represents less than 5% ownership of CIM UII Onshore. The Company accounts for its investment under the equity method. The equity method of accounting requires the investment to be initially recorded at cost, including transaction costs incurred to finalize the investment, and subsequently adjusted for the Company’s share of equity in CIM UII Onshore’s earnings and distributions. The Company records its share of CIM UII Onshore’s profits or losses on a quarterly basis as an adjustment to the carrying value of the investment on the Company’s condensed consolidated balance sheet and is recognized as a profit or loss on the condensed consolidated statements of operations. The Company recorded its share of gain totaling $1.3 million during the three months ended March 31, 2021 in the condensed consolidated statements of operations. During the three months ended March 31, 2021, the Company received $372,000 in dividends, which reduced the invested capital and the carrying amount of the Company’s investment as the dividends are not recognized as dividend income.
Noncontrolling Interest in Consolidated Joint Venture
The Company has a controlling interest in a Consolidated Joint Venture and, therefore, meets the requirements for consolidation. The Company recorded net income of $9,000 and paid distributions of $15,000 to the noncontrolling interest during the three months ended March 31, 2021. The Company recorded the noncontrolling interest of $701,000 and $707,000 as of March 31, 2021 and December 31, 2020, respectively, on the condensed consolidated balance sheets.
Restricted Cash
The Company had $405,000 and $415,000 in restricted cash as of March 31, 2021 and December 31, 2020, respectively. Included in restricted cash was $123,000 and $134,000 held by lenders in lockbox accounts as of March 31, 2021 and December 31, 2020, respectively. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which funds in excess of the required minimum balance are disbursed on a weekly basis to the Company. Restricted cash also included $282,000 and $281,000 held in escrow for tenant improvements at a certain property in accordance with the associated lease agreement as of March 31, 2021 and December 31, 2020, respectively.
Stockholder Servicing Fees
The Company pays CCO Capital stockholder servicing fees, which are calculated on a daily basis in the amount of 1/365th of 0.25%, 0.85% and 0.85% of the NAV per share, for each class of common stock outstanding for D Shares, T Shares and S Shares, respectively. The Company does not pay a stockholder servicing fee with respect to I Shares.
The stockholder servicing fees are paid monthly in arrears. An estimated liability for future stockholder servicing fees payable to CCO Capital is recognized at the time each share is sold and included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company recognized a liability for future fees payable to CCO Capital of $11.4 million and $11.9 million as of March 31, 2021 and December 31, 2020, respectively.
Leases
The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined components as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. The Company is not party to any material leases where it is the lessee.
Significant judgments and assumptions are inherent in not only determining if a contract contains a lease, but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any options, including if they

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will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.
Lease costs represent the initial direct costs incurred in the origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and other activities not directly related to completed lease agreements are expensed as incurred. Upon successful lease execution, leasing commissions are capitalized.
Revenue Recognition
Rental and other property income is primarily derived from fixed contractual payments from operating leases, and therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the condensed consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.
The Company continually reviews whether collection of lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants are probable. The determination of whether collectability is probable takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be not probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available at the time of estimate. The Company does not use a general reserve approach and lease-related receivables are adjusted and taken against rental and other property income only when collectability becomes not probable. As of March 31, 2021 and December 31, 2020, the Company had identified certain tenants where collection was no longer considered probable and decreased outstanding receivables by $992,000 and $1.2 million, respectively.
Earnings (Loss) and Distributions Per Share
The Company has four classes of common stock with nonforfeitable dividend rights that are determined based on a different NAV for each class. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the three months ended March 31, 2021 or 2020. Distributions per share are calculated based on the authorized monthly distribution rate. Prior to April 1, 2020, distributions were calculated based on the authorized daily distribution rate.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements.
In January 2021, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2021-01, Reference Rate Reform (Topic 848) (“ASU 2021-01”). The amendments in ASU 2021-01 clarify that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of the discontinuation of the use of LIBOR as a benchmark interest rate due to reference rate reform. ASU 2021-01 is effective immediately for all entities with the option to apply retrospectively as of any date from the beginning of an interim period that includes or is subsequent to

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March 12, 2020, and can be applied prospectively to any new contract modifications made on or after January 7, 2021. The Company currently uses the London Interbank Offered Rate (the “LIBOR”) as its benchmark interest rate for its derivative instruments, and has not entered into any new contracts on or after the effective date of ASU 2021-01. The Company adopted this ASU during the first quarter of fiscal year 2021, and has concluded that there is no material impact on its condensed consolidated financial statements.
In April 2020, the FASB issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic. Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may be required to provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 842 addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate concessions being so rapidly executed to address the sudden liquidity constraints of some lessees arising from COVID-19 related impacts. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances.
The Company has elected to apply this guidance to avoid performing a lease by lease analysis for the lease concessions that (1) were granted as relief due to COVID-19 related impacts and (2) result in the cash flows remaining substantially the same or less than the original contract and will account for these lease concessions as if no changes were made to the leases. During the three months ended March 31, 2021, the Company provided lease concessions in the form of rent abatements to certain tenants in response to the impact of the COVID-19 pandemic on those tenants. During the three months ending March 31, 2021, the Company granted rental abatements of $217,000.
As of May 6, 2021, the Company has collected approximately 99% of rental payments billed to tenants during the three months ended March 31, 2021.
NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

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The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Credit facility and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of March 31, 2021, the estimated fair value of the Company’s debt was $455.8 million, compared to a carrying value of $455.7 million. As of December 31, 2020, the estimated fair value of the Company’s debt was $451.0 million, compared to a carrying value of $450.7 million.
Marketable securities — The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.
Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of March 31, 2021 and December 31, 2020, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accrued expenses and accounts payable, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of March 31, 2021 and December 31, 2020, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

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March 31, 2021 (Unaudited) - (Continued)
Items Measured at Fair Value on a Recurring Basis
In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020 (in thousands):

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	March 31, 2021	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Marketable securities	$15,062	$15,062	$—	$—
Financial liabilities:
Interest rate swaps	$(6,996)	$—	$(6,996)	$—

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2020	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Marketable securities	$15,496	$15,496	$—	$—
Financial liabilities:
Interest rate swaps	$(8,509)	$—	$(8,509)	$—
Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)
Certain financial and nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis and are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The Company’s process for identifying and recording impairment related to real estate assets and intangible assets is discussed in Note 2 — Summary of Significant Accounting Policies.
As discussed in Note 4 — Real Estate Assets, there were no impairment charges recorded during the three months ended March 31, 2021. During the three months ended March 31, 2020, real estate assets related to one retail property were impaired due to tenant bankruptcy. Additionally, real estate assets related to one anchored shopping center were deemed to be impaired, due to the carrying values being greater than the estimated fair value of the property, net of selling costs. The carrying values were reduced to an estimated fair value of $8.3 million, resulting in impairment charges of $5.7 million. The Company estimates fair values using Level 3 inputs and using a combined income and market approach, specifically using discounted cash flow analysis and recent comparable sales transactions. The evaluation of real estate assets for potential impairment requires the Company’s management to exercise significant judgment and to make certain key assumptions, including, but not limited to, the following: (1) terminal capitalization rates; (2) discount rates; (3) the number of years the property will be held; (4) property operating expenses; and (5) re-leasing assumptions, including the number of months to re-lease, market rental income and required tenant improvements. There are inherent uncertainties in making these estimates such as market conditions and the future performance and sustainability of the Company’s tenants. The Company determined that the selling prices used to determine the fair values were Level 2 inputs.
The following summarizes the ranges of discount rates and terminal capitalization rates used for the Company’s impairment test for the real estate assets during the three months ended March 31, 2020:

Three Months Ended March 31, 2020
Discount Rate	Terminal Capitalization Rate
9.7%	9.2%

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
The following table presents the impairment charges by asset class recorded during the three months ended March 31, 2020 (in thousands):

Three Months Ended March 31, 2020
Asset class impaired:
Land	$964
Buildings and improvements	3,454
Intangible lease assets	1,269
Intangible lease liabilities	(1)
Total impairment loss	$5,686

NOTE 4 — REAL ESTATE ASSETS
Property Acquisitions
During the three months ended March 31, 2021 and 2020, the Company did not acquire any properties.
2021 Property Disposition
During the three months ended March 31, 2021, the Company disposed of one retail property for a gross sales price of $1.1 million, resulting in net proceeds of $1.0 million after closing costs and a net gain of $10,000. The Company has no continuing involvement with this property. The gain on sale of real estate is included in gain on disposition of real estate, net in the condensed consolidated statements of operations. Accordingly, the operating results of this disposed property are reflected in the Company’s results from continuing operations for all periods presented through the date of disposition.
2020 Property Disposition
During the three months ended March 31, 2020, the Company disposed of one anchored shopping center (the “2020 Property Disposition”) for an aggregate gross sales price of $5.0 million, resulting in net proceeds of $4.8 million after closing costs, which approximated its net book value. The Company has no continuing involvement with this property. The disposition of this property did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of this disposed property are reflected in the Company’s results from continuing operations for all periods presented through the date of disposition.
2020 Impairment
The Company performs quarterly impairment review procedures, primarily through continuous monitoring of events and changes in circumstances that could indicate that the carrying value of certain of its real estate assets may not be recoverable. See Note 2 — Summary of Significant Accounting Policies for a discussion on the Company’s accounting policies regarding impairment of real estate assets.
During the three months ended March 31, 2020, the 2020 Property Disposition, which totaled approximately 30,000 square feet with a carrying value of $4.8 million, and one retail property, which totaled approximately 60,000 square feet with a carrying value of $9.2 million, were deemed to be impaired and their carrying values were reduced to a combined estimated fair value of $8.3 million, resulting in impairment charges of $5.7 million, which were recorded in the condensed consolidated statements of operations. During the three months ended March 31, 2021, the Company did not record any impairment charges.
Consolidated Joint Venture
As of March 31, 2021, the Company had an interest in a Consolidated Joint Venture that owns and manages two properties, with total assets of $7.0 million, which included $7.2 million of land, building and improvements and $641,000 of intangible assets, net of accumulated depreciation and amortization of $981,000, and total liabilities of $134,000. The Consolidated Joint Venture did not have any debt outstanding as of March 31, 2021. The Company has the ability to control operating and financial policies of the Consolidated Joint Venture. There are restrictions on the use of these assets as the Company would generally be required to obtain the approval of the partner (the “Consolidated Joint Venture Partner”) in accordance with the joint venture agreement for any major transactions. The Company and the Consolidated Joint Venture Partner are subject to the

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
provisions of the joint venture agreement, which includes provisions for when additional contributions may be required to fund certain cash shortfalls.
NOTE 5 — INTANGIBLE LEASE ASSETS AND LIABILITIES
Intangible lease assets and liabilities consisted of the following as of March 31, 2021 and December 31, 2020 (in thousands, except weighted average life remaining):

	March 31, 2021	December 31, 2020
Intangible lease assets:
In-place leases and other intangibles, net of accumulated amortization of $29,854 and $27,966, respectively (with a weighted average life remaining of 9.6 years and 9.8 years, respectively)
	$63,345	$65,157
Acquired above-market leases, net of accumulated amortization of $4,190 and $3,938, respectively (with a weighted average life remaining of 11.2 years and 11.4 years, respectively)
	9,426	9,678
Total intangible lease assets, net	$72,771	$74,835
Intangible lease liabilities:
Acquired below-market leases, net of accumulated amortization of $5,058 and $4,734, respectively (with a weighted average life remaining of 10.0 years and 10.2 years, respectively)
	$11,716	$12,040
Amortization of the above-market leases is recorded as a reduction to rental and other property income, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying condensed consolidated statements of operations. Amortization of below-market leases is recorded as an increase to rental and other property income in the accompanying condensed consolidated statements of operations.
The following table summarizes the amortization related to the intangible lease assets and liabilities for the three months ended March 31, 2021 and 2020 (in thousands):

	Three Months Ended March 31,
	2021	2020
In-place lease and other intangible amortization	$1,888	$2,029
Above-market lease amortization	$252	$257
Below-market lease amortization	$324	$353
As of March 31, 2021, the estimated amortization relating to the intangible lease assets and liabilities is as follows (in thousands):

	Amortization
	In-Place Leases and Other Intangibles	Above-Market Leases	Below-Market Leases
Remainder of 2021	$5,650	$754	$913
2022	7,497	1,005	1,213
2023	7,342	1,004	1,203
2024	6,975	943	1,140
2025	6,330	882	1,109
Thereafter	29,551	4,838	6,138
Total	$63,345	$9,426	$11,716

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
NOTE 6 — INVESTMENT IN CIM UII ONSHORE
On September 27, 2019, the Company executed a subscription agreement (the “Subscription Agreement”) to purchase $50.0 million of limited partnership interests in CIM UII Onshore. CIM UII Onshore’s sole purpose is to invest all of its assets in CIM Urban Income, which is a private institutional fund that acquires, owns and operates substantially stabilized, diversified real estate and real estate-related assets in urban markets primarily located throughout North America. The investment was made by the Company to gain exposure to the urban real assets invested in by CIM Urban Income. The Company’s Subscription Agreement was accepted by the general partner of CIM UII Onshore on September 30, 2019, and the entire $50.0 million of capital was called and funded on March 31, 2020. The Company accounts for its investment using the equity method.
During the three months ended March 31, 2021, the Company recognized an equity method net gain of $1.3 million related to its investment. The Company received distributions totaling $372,000 related to its investment during the three months ended March 31, 2021, which was recognized as a return of capital. As of March 31, 2021, the carrying value of the Company’s investment was $47.6 million, which represents less than 5% ownership of CIM UII Onshore, and approximates fair value.
NOTE 7 — MARKETABLE SECURITIES
The Company owned marketable securities with an estimated fair value of $15.1 million and $15.5 million as of March 31, 2021 and December 31, 2020, respectively. The following is a summary of the Company’s available-for-sale securities as of March 31, 2021 (in thousands):

	Available-for-sale securities
	Amortized Cost Basis	Unrealized Gain	Fair Value
U.S. Treasury Bonds	$5,932	$101	$6,033
U.S. Agency Bonds	1,902	21	1,923
Corporate Bonds	6,840	266	7,106
Total available-for-sale securities	$14,674	$388	$15,062
The following table provides the activity for the marketable securities during the three months ended March 31, 2021 (in thousands):

	Amortized Cost Basis	Unrealized Gain (Loss)	Fair Value
Marketable securities as of January 1, 2021	$14,755	$741	$15,496
Face value of marketable securities acquired	2,888	—	2,888
Premiums and discounts on purchase of marketable securities, net of acquisition costs	66	—	66
Amortization on marketable securities	(22)	—	(22)
Sales and maturities of securities	(3,013)	15	(2,998)
Unrealized loss on marketable securities	—	(368)	(368)
Marketable securities as of March 31, 2021	$14,674	$388	$15,062
During the three months ended March 31, 2021, the Company sold 19 marketable securities for aggregate proceeds of $3.0 million, resulting in a loss of $15,000. In addition, the Company recorded an unrealized loss of $368,000 on its investments, which is included in accumulated other comprehensive (loss) income attributable to the Company in the accompanying condensed consolidated statement of changes in equity for the three months ended March 31, 2021 and included in accumulated other comprehensive loss in the condensed consolidated balance sheet as of March 31, 2021. The total unrealized holding gain on marketable securities of $388,000 and $741,000 as of March 31, 2021 and December 31, 2020, respectively, is included in accumulated other comprehensive loss attributable to the Company in the accompanying condensed consolidated statement of changes in equity.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
The scheduled maturities of the Company’s marketable securities as of March 31, 2021 are as follows (in thousands):

	Available-for-sale securities
	Amortized Cost	Estimated Fair Value
Due within one year	$1,256	$1,269
Due after one year through five years	6,805	7,080
Due after five years through ten years	4,738	4,819
Due after ten years	1,875	1,894
Total	$14,674	$15,062
Actual maturities of marketable securities can differ from contractual maturities because borrowers on certain debt securities may have the right to prepay their respective debt obligations at any time. In addition, factors such as prepayments and interest rates may affect the yields on such securities.
In estimating credit losses, management considers a variety of factors, including (1) whether the Company will be required to sell the impaired security before the recovery of its amortized cost basis, (2) whether the Company expects to hold the investment for a period of time sufficient to allow for anticipated recovery in fair value, and (3) whether the Company expects to recover the entire amortized cost basis of the security. The Company believes that none of the unrealized losses on investment securities are credit losses, as management expects the Company will fully recover the entire amortized cost basis of all securities. As of March 31, 2021, the Company had no credit losses.
NOTE 8 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. As of March 31, 2021, the Company had eight interest rate swap agreements. The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of March 31, 2021 and December 31, 2020 (dollar amounts in thousands):

		Outstanding Notional Amount as of	Interest	Effective	Maturity	Fair Value of Liabilities as of
	Balance Sheet Location	March 31, 2021	Rate (1)	Date	Date	March 31, 2021	December 31, 2020
Interest Rate Swaps	Derivative liabilities, deferred rental income and other liabilities	$281,465	3.46% to 4.99%	12/16/2016 to 9/30/2019	9/30/2021 to 9/6/2022	$(6,996)	$(8,509)
______________________
(1)The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of March 31, 2021.
Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss), with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the three months ended March 31, 2021 and 2020, the amount of losses reclassified from other comprehensive income (loss) as an increase to interest expense was $1.5 million and $388,000, respectively. The total unrealized holding loss on interest rate swaps of $7.0 million and $8.5 million as of March 31, 2021 and December 31, 2020, respectively, is included in accumulated other comprehensive (loss) income attributable to the Company in the accompanying condensed consolidated statement of changes in equity. During the next 12 months, the Company estimates that an additional $5.3 million will be reclassified from total other comprehensive income (loss) as an increase to interest expense. The Company includes cash flows from interest rate swap agreements in cash flows provided by operating activities on the condensed consolidated statements of cash flows, as the Company’s accounting policy is to present cash flows from hedging instruments in the same category in the condensed consolidated statements of cash flows as the category for cash flows from the hedged items.
The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations,

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at an aggregate termination value, inclusive of interest payments of $7.1 million, which includes accrued interest, at March 31, 2021. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of March 31, 2021.
NOTE 9 — CREDIT FACILITY AND NOTES PAYABLE
As of March 31, 2021, the Company had $454.5 million of debt outstanding, including net deferred financing costs, with a weighted average years to maturity of 1.2 years and a weighted average interest rate of 3.64%. The weighted average years to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement until the extended maturity date.
The following table summarizes the debt balances as of March 31, 2021 and December 31, 2020, and the debt activity for the three months ended March 31, 2021 (in thousands):

		During the Three Months Ended March 31, 2021
	Balance as of December 31, 2020	Debt Issuance, Net (1)	Repayments	Amortization	Balance as of March 31, 2021
Credit facility	$321,500	$5,000	$—	$—	$326,500
Notes payable – fixed rate debt	129,219	—	—	—	129,219
Total debt	450,719	5,000	—	—	455,719
Deferred costs – credit facility (2)	(645)	—	—	94	(551)
Deferred costs – fixed rate debt	(696)	—	—	66	(630)
Total debt, net	$449,378	$5,000	$—	$160	$454,538
______________________
(1)Includes deferred financing costs incurred during the period, if applicable.
(2)Deferred costs are related to the term portion of the credit facility.
Notes Payable
As of March 31, 2021, the Company had fixed rate debt outstanding of $129.2 million, including $69.0 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest rate per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 3.56% to 4.17% per annum and as of March 31, 2021, the fixed rate debt had a weighted average interest rate of 3.93%. The fixed rate debt outstanding matures on various dates from October 2021 to February 2025. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $228.9 million as of March 31, 2021. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.
Credit Facility
The Company is party to a second amended and restated credit agreement (the “Second Amended Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent (“JPMorgan Chase”), that provides for borrowings up to $425.0 million, which is comprised of up to $212.5 million in unsecured revolving loans (the “Revolving Loans”) and up to $212.5 million in unsecured term loans (the “Term Loans,” and collectively with the Revolving Loans, the “Credit Facility”). The Term Loans mature on September 6, 2022 and the Revolving Loans mature on September 6, 2021; however, the Company may elect to extend the maturity date for the Revolving Loans for up to two six-month periods, but no later than September 6, 2022, subject to satisfying certain conditions contained in the Second Amended Credit Agreement.
Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month LIBOR multiplied by the statutory reserve rate (the “Eurodollar Rate”) plus an interest rate spread ranging from 1.70% to 2.20% for Revolving Loans and 1.60% to 2.10% for Term Loans; or (ii) a base rate ranging from 0.70% to 1.20% for Revolving Loans and 0.60% to 1.10% for Term Loans, plus the greater of: (a) JPMorgan Chase’s

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
Prime Rate (as defined in the Second Amended Credit Agreement); (b) the Federal Funds Effective Rate (as defined in the Second Amended Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.0%. As of March 31, 2021, the Revolving Loans outstanding totaled $114.0 million at a weighted average interest rate of 2.16%. As of March 31, 2021, the Term Loans outstanding totaled $212.5 million, all of which are subject to interest rate swap agreements (the “Swapped Term Loans”). The interest rate swap agreements have the effect of fixing the Eurodollar Rate per annum of the Swapped Term Loan at an all-in rate of 4.25%. As of March 31, 2021, the Company had $326.5 million outstanding under the Credit Facility at a weighted average interest rate of 3.52% and $98.5 million in unused capacity, subject to borrowing availability. The Company had available borrowings of $23.2 million as of March 31, 2021.
The Second Amended Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Second Amended Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) $367.1 million plus (ii) 75% of the equity issued minus (iii) the aggregate amount of any redemptions or similar transaction from the date of the Second Amended Credit Agreement; a leverage ratio less than or equal to 60%; a fixed charge coverage ratio equal to or greater than 1.50; an unsecured debt to unencumbered asset value ratio equal to or less than 60%; an unsecured debt service coverage ratio greater than 1.75; a secured debt ratio equal to or less than 40%; and the amount of secured debt that is recourse debt at no greater than 15% of total asset value. As of March 31, 2021, the Company believes it was in compliance with the financial covenants of the Second Amended Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements.
Maturities
As of March 31, 2021, the Company had $114.0 million of debt outstanding under the Credit Facility maturing on September 6, 2021 and $20.4 million of fixed rate debt due during the remainder of 2021. For the debt outstanding under the Credit Facility, the Company expects to extend the maturity date for the Revolving Loans for up to two six-month periods, subject to satisfying certain conditions contained in the Second Amended Credit Agreement. For the fixed rate debt, the Company expects to use cash on hand or entering into new financing arrangements in order to meet its debt obligations, which management believes is probable based on the current loan-to-value ratios, the occupancy of the Company’s properties and assessment of the lending environment. The Company believes cash on hand, net cash provided by operations and the entry into new financing arrangements will be sufficient to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued.
The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to March 31, 2021 (in thousands):

Principal Repayments
Remainder of 2021	$134,442
2022	304,327
2023	—
2024	—
2025	16,950
Thereafter	—
Total	$455,719

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
NOTE 10 — SUPPLEMENTAL CASH FLOW DISCLOSURES
Supplemental cash flow disclosures for the three months ended March 31, 2021 and 2020 are as follows (in thousands):

	Three Months Ended March 31,
	2021	2020
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Change in accrued dealer manager fees, ongoing stockholder servicing fees, and other offering costs	$155	$92
Distributions to stockholders declared and unpaid	$2,328	$2,718
Common stock issued through distribution reinvestment plan	$4,274	$4,011
Redemptions to stockholders declared and unpaid	$1,952	$—
Change in fair value of marketable securities	$(353)	$149
Change in fair value of interest rate swaps	$1,513	$(7,196)
Supplemental Cash Flow Disclosures:
Interest paid	$4,144	$3,491
Cash paid for taxes	$24	$22
NOTE 11 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.
Environmental Matters
In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.
NOTE 12 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CIM Income NAV Management and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
Upfront selling commissions, dealer manager and ongoing stockholder servicing fees
In connection with the Offering, CCO Capital, the Company’s dealer manager, will receive upfront selling commissions and dealer manager fees, and/or asset-based stockholder servicing fees, as summarized in the table below for each class of common stock:

	Upfront Selling Commissions	Dealer Manager Fees	Ongoing Stockholder Servicing Fees (2)
D Shares (1)	—%	—%	0.25%
T Shares (1)	3.00%	0.50%	0.85%
S Shares (1)	3.50%	—%	0.85%
I Shares	—%	—%	—%
______________________
(1)The upfront selling commissions are based on a percentage of the transaction price, which is exclusive of the upfront selling commission for T Shares and S Shares. Prior to February 28, 2020, there was a 1.50% upfront selling commission payable on D Shares. Effective February 28, 2020, there are no upfront selling commissions or dealer manager fees payable on D Shares. The dealer manager fee for T Shares is based on a percentage of the transaction price for T Shares. Upfront selling commissions and dealer manager fees are deducted directly from the offering price for T Shares and S Shares and paid to CCO Capital. The Company has been advised that CCO Capital intends to reallow 100% of the upfront selling commissions on T Shares and S Shares to participating broker-dealers and may reallow a portion of the dealer manager fee.
(2)The stockholder servicing fees are calculated as a percentage of the NAV per D Share, T Share or S Share, as applicable, and are paid monthly in arrears. CCO Capital, in its sole discretion, may reallow a portion of the stockholder servicing fees to participating broker-dealers. The Company will cease paying the stockholder servicing fees with respect to any D Shares, T Shares or S Shares held in a stockholder’s account when the total upfront selling commissions, dealer manager fees and stockholder servicing fees would exceed, in the aggregate, 8.75% (or, in the case of shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Company’s dealer manager and a participating broker-dealer) of the gross proceeds from the sale of such shares.
Other organization and offering expenses
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding upfront selling commissions, dealer manager fees and the ongoing stockholder servicing fees) are paid for by CIM Income NAV Management or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds, excluding upfront selling commissions and dealer manager fees charged on T Shares and S Shares sold in the Primary Offering. Prior to February 28, 2020, there was a 1.50% upfront selling commission on D Shares. Effective February 28, 2020, there are no upfront selling commissions on D Shares. As of March 31, 2021, CIM Income NAV Management or its affiliates had paid organization and offering expenses in excess of 0.75% of the gross proceeds from the Offering. These excess amounts were not included in the financial statements of the Company because such amounts were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess amounts may become payable to CIM Income NAV Management or its affiliates.
Advisory fees and expenses
The Company pays CIM Income NAV Management an asset-based advisory fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 1.10% of the Company’s NAV for each class of common stock. At the request of the Board, CIM Income NAV Management agreed to take 50% of the monthly advisory fee payment from August 2020 through September 30, 2021 in I Shares based on the then current NAV per share of such shares at the time of issuance. During the three months ended March 31, 2021, approximately 33,000 Class I Shares were issued for payment of advisory fees, which vested upon issuance, totaling $561,000 in equity-based payments for the three months ended March 31, 2021, which are included in advisory fees and expenses in the condensed consolidated statements of operations.
Operating expenses
The Company reimburses CIM Income NAV Management for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
Acquisition expenses
In addition, the Company reimburses CIM Income NAV Management for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to CIM Income NAV Management or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price of such asset. Other acquisition-related expenses, such as advisor reimbursements, are expensed as incurred and are included in transaction-related expenses in the accompanying condensed consolidated statements of operations.
Performance Fee
As compensation for services provided pursuant to the second amended and restated advisory agreement with CIM Income NAV Management (the “Advisory Agreement”), the Company will also pay CIM Income NAV Management a performance-based fee calculated based on the Company’s annual total return to stockholders for each class of common stock (defined below), payable annually in arrears. The total return to stockholders is defined, for each class of the Company’s common stock, as the change in NAV per share plus distributions per share for such class. For each respective class, the NAV per share calculated on the last trading day of a calendar year shall be the amount against which changes in NAV per share for such class are measured during the subsequent calendar year. Under the terms of the Advisory Agreement, in the event that performance fees are earned for any particular period, CIM Income NAV Management will not be obligated to return any portion of such fees previously paid based on the Company’s subsequent performance.
Starting with the period beginning on January 1, 2019, the performance-based fee is equal to 12.5% of the Total Return for each class of common stock, subject to a 5% Hurdle Amount, a High Water Mark and a Catch-Up (each term as defined in the Advisory Agreement), payable annually in arrears. The Company did not reach the 5% Hurdle Amount during the three months ended March 31, 2021 or 2020 and therefore, no performance fee was paid during such periods.
The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CIM Income NAV Management and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended March 31,
	2021	2020
Upfront selling commissions	$4	$323
Stockholder servicing fees(1)	$607	$633
Dealer manager fees(1)	$1	$56
Organization and offering expense reimbursement	$36	$149
Acquisition expense reimbursement	$212	$89
Advisory fee	$1,497	$1,740
Operating expense reimbursement	$372	$166
______________________
(1)Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for the future fees payable to CCO Capital of $11.4 million and $13.3 million as of March 31, 2021 and 2020, respectively, which are included in due to affiliates in the condensed consolidated balance sheets, with a corresponding decrease to capital in excess of par value, as described in Note 2 — Summary of Significant Accounting Policies.
Due to/from Affiliates
As of March 31, 2021 and December 31, 2020, $13.6 million and $13.8 million, respectively, was due to CIM Income NAV Management or its affiliates, primarily related to the estimated liability for current and future stockholder servicing fees, the reimbursement of organization and offering expenses and advisory fees, which were included in amounts due to affiliates on the condensed consolidated balance sheets.
As of December 31, 2020, $7,000 was due from CIM Income NAV Management or its affiliates related to amounts received by affiliates of the advisor which were due to the Company. There were no such amounts due from CIM Income NAV Management as of March 31, 2021.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
CIM UII Onshore Investment
On September 27, 2019, the Company executed the Subscription Agreement to purchase $50.0 million of limited partnership interests of CIM UII Onshore, which was accepted by the general partner of CIM UII Onshore on September 30, 2019. The Company is required to pay CIM UII Onshore a management fee equal to 0.65% per annum of its share of the NAV of CIM Urban Income. For the three months ended March 31, 2021, the Company incurred $75,000 of management fees to CIM UII Onshore, which was recorded as a reduction to the Advisory fees incurred pursuant to the Advisory Agreement. As of March 31, 2021, the limited partnership interest in CIM UII Onshore had a carrying value of $47.6 million. Both CIM UII Onshore and CIM Urban Income were formed by CIM, and CIM controls the general partner of both CIM UII Onshore and CIM Urban Income.
NOTE 13 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged and may in the future engage CIM Income NAV Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CIM Income NAV Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
NOTE 14 — STOCKHOLDERS’ EQUITY
The table below provides information regarding the issuances and redemptions of each class of the Company’s common stock during the three months ended March 31, 2021 and 2020 (dollar amounts in thousands):

	D Shares		T Shares		S Shares		I Shares		Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance as of January 1, 2021	15,318,506	$153	13,778,134	$138	7,399	$—	1,011,342	$10	30,115,381	$301
Issuance of common stock	146,827	2	136,249	1	141	—	7,036	—	290,253	3
Redemptions of common stock	(364,171)	(4)	(232,939)	(2)	—	—	(5,867)	—	(602,977)	(6)
Equity-based compensation	2,923	—	—	—	—	—	—	—	2,923	—
Equity-based payments to Advisor	—	—	—	—	—	—	32,775	—	32,775	—
Balance as of March 31, 2021	15,104,085	$151	13,681,444	$137	7,540	$—	1,045,286	$10	29,838,355	$298

	D Shares		T Shares		S Shares		I Shares		Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance as of January 1, 2020	18,143,147	$181	14,499,636	$145	7,031	$—	1,097,896	$11	33,747,710	$337
Issuance of common stock	356,188	4	752,814	7	98	—	21,964	—	1,131,064	11
Redemptions of common stock	(1,657,375)	(17)	(830,138)	(8)	—	—	(166,073)	(1)	(2,653,586)	(26)
Balance as of March 31, 2020	16,841,960	$168	14,422,312	$144	7,129	$—	953,787	$10	32,225,188	$322
Equity-Based Compensation
On August 9, 2018, the Board approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s common shares were reserved for issuance and share awards of 378,000 shares are available for future grant as of March 31, 2021.
As of March 31, 2021, the Company has granted awards of approximately 5,600 restricted D Shares to each of the independent members of the Board (approximately 22,400 restricted shares in aggregate) under the Plan. As of March 31, 2021, 14,600 of the restricted D Shares had vested based on one year of continuous service. The remaining 7,800 shares issued had not been forfeited as of March 31, 2021. The fair value of the Company’s share awards is determined using the Company’s NAV per share on the date of grant. Compensation expense related to these restricted D Shares is recognized over the vesting period. The Company recorded compensation expense of $33,000 for the three months ended March 31, 2021 related to these restricted D Shares, which is included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)
As of March 31, 2021, there was $66,000 of total unrecognized compensation expense related to the restricted D Shares issued in 2020, which will be recognized ratably over the remaining period of service prior to October 1, 2021.
The Board determined 50% of the Company’s independent directors’ quarterly compensation payments for the third quarter of 2020 through the third quarter of 2021 would be paid in D Shares based on the then current NAV per share at the time of issuance. As of March 31, 2021, the Company has granted awards of approximately 1,450 unrestricted D Shares to each of the independent members of the Board (approximately 5,800 unrestricted shares in aggregate). The Company recorded compensation expense of $49,000 for the three months ended March 31, 2021 related to these unrestricted D Shares, which is included in general and administrative expenses in the accompanying condensed consolidated statements of operations.
NOTE 15 — LEASES
The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company accounts for lease and non-lease components as a single, combined operating lease component. Non-lease components primarily consist of maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.
As of March 31, 2021, the Company’s leases had a weighted-average remaining term of 9.6 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
As of March 31, 2021, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows (in thousands):

Future Minimum Rental Income
Remainder of 2021	$46,885
2022	62,714
2023	62,728
2024	61,335
2025	57,498
Thereafter	335,279
Total	$626,439

A certain amount of the Company’s rental and other property income is from tenants with leases which are subject to contingent rent provisions. These contingent rents are subject to the tenant achieving periodic revenues in excess of specified levels. For the three months ended March 31, 2021 and 2020, the amount of the contingent rent earned by the Company was not significant.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (Unaudited) - (Continued)

Rental and other property income during the three months ended March 31, 2021 and 2020 consisted of the following (in thousands):

	Three Months Ended March 31,
	2021	2020
Fixed rental and other property income (1)	$16,292	$16,161
Variable rental and other property income (2)	2,406	2,427
Total rental and other property income	$18,698	$18,588
______________________
(1)Consists primarily of fixed contractual payments from operating leases with tenants recognized on a straight-line basis over the lease term, including amortization of acquired above- and below-market leases, and is net of uncollectible lease-related receivables.
(2)Consists primarily of tenant reimbursements for recoverable real estate taxes and property operating expenses, and percentage rent.
NOTE 16— SUBSEQUENT EVENTS
The Company evaluated events subsequent to March 31, 2021, and concluded that no subsequent events have occurred that would require recognition or disclosure in the condensed consolidated unaudited financial statements.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. Certain risks may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a complete discussion of such risk factors, see Item 1A — Risk Factors of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. Capitalized terms used herein, but not otherwise defined, shall have the meaning ascribed to those terms in “Part I — Financial Information” of this Quarterly Report on Form 10-Q, including the notes to the condensed consolidated financial statements contained therein. The terms “we,” “us,” “our” and the “Company” refer to CIM Income NAV, Inc.
Forward-Looking Statements
This Quarterly Report on Form 10-Q includes “forward-looking statements” (within the meaning of the federal securities laws, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by the use of words such as “may,” “will,” “seek,” “expects,” “anticipates,” “believes,” “targets,” “intends,” “should,” “estimates,” “could,” “continue,” “assume,” “projects,” “plans” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. In addition, these risks and uncertainties include those associated with (i) the scope, severity and duration of the current pandemic of COVID-19 and actions taken to contain the pandemic or mitigate its impact, (ii) the potential adverse effect of the COVID-19 pandemic on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets, among others, and (iii) general economic, market and other conditions. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law. The forward-looking statements should be read in light of the risk factors identified in Item 1A — Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2020.
The following are some, but not all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements:
•We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.
•We are subject to risks associated with tenant, geographic and industry concentrations with respect to our properties.
•Our properties, intangible assets and other assets may be subject to impairment charges.
•We could be subject to unexpected costs or unexpected liabilities that may arise from dispositions.
•We are subject to competition in the acquisition and disposition of properties and in the leasing of our properties and we may suffer delays or be unable to acquire, dispose of, or lease properties on advantageous terms.
•We are subject to risks associated with bankruptcies or insolvencies of tenants or from tenant defaults generally.
•We have substantial indebtedness, which may affect our ability to pay distributions, and expose us to interest rate fluctuation risk and the risk of default under our debt obligations.
•We are affected by the incurrence of additional secured or unsecured debt.
•We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.
•Our continued compliance with debt covenants depends on many factors and could be impacted by current or future economic conditions associated with the current novel coronavirus (“COVID-19”) pandemic.
•We may be affected by risks resulting from losses in excess of insured limits.
•We may not be able to maintain profitability.
•We may fail to remain qualified as a REIT for U.S. federal income tax purposes.
•We are subject to market and regulatory risks that may affect capital raising volume.
•Our advisor has the right to terminate the Advisory Agreement upon 60 days’ written notice without cause or penalty.

Definitions
We use certain defined terms throughout this Quarterly Report on Form 10-Q that have the following meanings:
The phrase “annualized rental income” refers to the straight-line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.
Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. The tenant generally agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. There are various forms of net leases, most typically classified as either triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance).
Overview
We are a monthly priced perpetual life non-exchange traded REIT formed on July 27, 2010. Our strategy is to acquire and operate a diversified portfolio of commercial properties in the retail, office and industrial sectors that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. government securities, agency securities, corporate debt and other investments for which there is reasonable liquidity. We expect to complement our portfolio of net-lease properties by investing in substantially leased core metropolitan commercial and multi-family properties with growth potential that we believe will help us meet our investment objectives, either directly or through other funds with a proven track record of performance in these investment types, including funds managed by affiliates of our advisor. We commenced our principal operations on December 7, 2011, when we issued the initial $10.0 million in shares of our common stock in the Offering and acquired our first real estate property. We have no paid employees and are externally advised and managed by CIM Income NAV Management. CIM indirectly owns and/or controls CIM Income NAV Management; our dealer manager, CCO Capital; our property manager, CREI Advisors; and CCO Group.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumptions, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, and interest expense on our property indebtedness and acquisition and operating expenses. As 98.7% of our rentable square feet was under lease as of March 31, 2021, with a weighted average remaining lease term of 9.6 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors, including due to circumstances related to the COVID-19 pandemic. Our advisor regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
Effective April 1, 2020, we modified our Offering and certain other features of our Company from a daily to a monthly NAV REIT. We believe this change will result in greater access to capital to execute on our investment strategy, which will help us to better achieve our investment objectives by driving growth and diversification within the portfolio, creating a stronger balance sheet and enhancing liquidity for the benefit of all stockholders.

As part of the change from a daily to a monthly NAV REIT, our Board approved, among other things: (1) a change in the frequency of our NAV calculations from daily to monthly and certain other related changes to our valuation policies; and (2) adopted the Amended Share Redemption Program that provides for redemptions on a monthly basis. As a monthly NAV REIT, we expect that investors’ subscriptions will be accepted on the first day of each month and the purchase price of each class of shares would generally equal the prior month’s NAV for that class divided by the number of shares of such class outstanding, as determined monthly, plus applicable selling commissions and dealer manager fees.
COVID-19
We are closely monitoring the negative impacts that the COVID-19 pandemic and the efforts to mitigate its spread are having on the economy, our tenants and our business. The extent to which the COVID-19 pandemic continues to impact our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, the timing and pace of reopening efforts, and the direct and indirect economic effects of the pandemic and containment measures, among others.
During the three months ended March 31, 2021, we provided lease concessions in the form of rent abatements to certain tenants in response to the impact of the COVID-19 pandemic on those tenants. During the three months ending March 31, 2021, the Company had granted rental abatements of $217,000.
As of May 6, 2021, we have collected approximately 99% of rental payments billed to tenants during the three months ended March 31, 2021. Additionally, as of May 6, 2021, we have collected 98% of April 2021 rental payments billed to tenants.
Operating Highlights and Key Performance Indicators
2021 Activity
•Disposed of one property, for a gross sales price of $1.1 million.
•Increased total debt by $5.0 million to $455.7 million, with cash proceeds utilized primarily for redemptions.
Portfolio Information
Real Estate Portfolio
As of March 31, 2021, we owned 122 properties located in 33 states, comprising 5.3 million rentable square feet, which includes the rentable square feet of buildings on land subject to ground leases. As of March 31, 2021, no single tenant accounted for greater than 10% of our 2021 annualized rental income. As of March 31, 2021, we had certain geographic concentrations in our property holdings. In particular, as of March 31, 2021, 17 of our properties were located in Ohio, five of our properties were located in Arizona and eight of our properties were located in Illinois, accounting for 13%, 11% and 10%, respectively, of our 2021 annualized rental income. In addition, we had tenants in the manufacturing and grocery industries, which accounted for 17% and 10%, respectively, of our 2021 annualized rental income. Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. The following table shows the property statistics of our real estate assets as of March 31, 2021 and 2020:

	As of March 31,
	2021	2020
Number of commercial properties	122	127
Rentable square feet (in thousands) (1)	5,262	5,392
Percentage of rentable square feet leased	98.7%	98.7%
Percentage of investment-grade tenants (2)	29.5%	32.3%
______________________
(1)Includes square feet of buildings on land parcels that are subject to ground leases.
(2)Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“ Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income, and is for only those tenants rated by Standard & Poor’s.
During the three months ended March 31, 2021 and 2020, we did not acquire any properties.

Results of Operations
Overview
We are not aware of any material trends or uncertainties, other than those listed in the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2020, the effects of the COVID-19 pandemic, and national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operations of properties. Currently, we are unable to predict the impact that the COVID-19 pandemic will have on our financial condition, results of operations and cash flows in future periods due to numerous uncertainties.
Same Store Analysis
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. We review our stabilized operating results, measured by net operating income (“NOI”), from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties, and we believe that the presentation of operating results for same store properties provides useful information to stockholders. NOI is a supplemental non-GAAP financial measure of a real estate company’s operating performance. NOI is considered by management to be a helpful supplemental performance measure, as it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate properties, and it provides a consistent method for the comparison of our properties. We define NOI as operating revenues less operating expenses, which exclude (i) depreciation and amortization, (ii) interest expense and other non-property related revenue and expense items such as (a) general and administrative expenses, (b) advisory fees and expenses, (c) transaction-related expenses, (d) real estate impairment, (e) gain on disposition or real estate, net and (f) income from marketable securities. Our NOI may not be comparable to that of other REITs and should not be considered to be more relevant or accurate in evaluating our operating performance than the current GAAP methodology used in calculating net income. In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.
Comparison of the Three Months Ended March 31, 2021 and 2020
The following table reconciles net income, calculated in accordance with GAAP, to net operating income (dollar amounts in thousands):

	For the Three Months Ended March 31,
	2021	2020	Change
Net income (loss)	$3,527	$(3,510)	$7,037
Interest expense and other, net	4,409	3,660	749
Gain on investment in CIM UII Onshore	(1,332)	—	(1,332)
Operating income	6,604	150	6,454

Gain on disposition of real estate, net	(10)	—	(10)
Real estate impairment	—	5,686	(5,686)
Depreciation and amortization	6,803	7,039	(236)
Transaction-related expenses	212	91	121
Advisory fees and expenses	1,497	1,740	(243)
General and administrative expenses	1,386	1,185	201
Interest income on marketable securities	(79)	(90)	11
Net operating income	$16,413	$15,801	$612
A total of 122 properties were acquired before January 1, 2020 and represent our “same store” properties during the three months ended March 31, 2021 and 2020. “Non-same store” properties, for purposes of the table below, includes properties acquired and disposed on or after January 1, 2020. The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store
	For the Three Months Ended March 31,			For the Three Months Ended March 31,			For the Three Months Ended March 31,
	2021	2020	Change	2021	2020	Change	2021	2020	Change
Rental and other property income	$18,698	$18,588	$110	$18,699	$18,203	$496	$(1)	$385	$(386)

Property operating expenses	966	1,454	(488)	962	1,198	(236)	4	256	(252)
Real estate tax expenses	1,319	1,333	(14)	1,318	1,292	26	1	41	(40)
Total property operating expenses	2,285	2,787	(502)	2,280	2,490	(210)	5	297	(292)

Net operating income	$16,413	$15,801	$612	$16,419	$15,713	$706	$(6)	$88	$(94)
Interest Expense and Other, Net
The increase in interest expense and other, net of $749,000 during the three months ended March 31, 2021, as compared to the same period in 2020, was primarily due to an increase in our average outstanding debt balance from $378.6 million for the three months ended March 31, 2020, as compared to $454.1 million for the three months ended March 31, 2021, partially offset by a decrease in the weighted average interest rate from 3.84% as of March 31, 2020 to 3.64% as of March 31, 2021.
Gain on investment in CIM UII Onshore
The increase in gain on investment in CIM UII Onshore of $1.3 million during the three months ended March 31, 2021, as compared to the same period in 2020, was due to our investment in limited partnership interests in CIM UII Onshore, for which we recognized our share of CIM UII Onshore’s gain of $1.3 million during the three months ended March 31, 2021. No such gain was recorded in connection with this investment during the three months ended March 31, 2020.
Gain on Disposition of Real Estate, Net
The increase in gain on disposition of real estate, net of $10,000 during the three months ended March 31, 2021, as compared to the same period in 2020, was primarily due to the disposition of one property at a gain of $10,000 during the three months ended March 31, 2021. There was no gain or loss recognized on the one property disposed of during the three months ended March 31, 2020.
Real Estate Impairment
The decrease in impairment of $5.7 million during the three months ended March 31, 2021, as compared to the same period in 2020, was primarily due to an impairment charge of $5.7 million related to one anchored shopping center and one retail property during the three months ended March 31, 2020, compared to no impairment charges recorded during the three months ended March 31, 2021.
Depreciation and Amortization
The decrease in depreciation and amortization of $236,000 during the three months ended March 31, 2021, as compared to the same period in 2020, was primarily due to the disposition of five properties subsequent to March 31, 2020.
Transaction-Related Expenses
We reimburse CIM Income NAV Management or its affiliates for transaction-related expenses incurred in the process of acquiring a property, disposing of a property, or the origination or acquisition of a loan, so long as the total expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of our Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. Our acquisitions qualify as asset acquisitions, and, as such, certain acquisition costs related to these asset acquisitions are capitalized.
The increase in transaction-related expenses of $121,000 during the three months ended March 31, 2021, as compared to the same period in 2020, was primarily due to increased reimbursable costs during the three months ended March 31, 2021.
Advisory Fees and Expenses
The advisory fees and expenses that we pay to our advisor are based upon our NAV. The decrease in advisory fees and expenses of $243,000 during the three months ended March 31, 2021, as compared to the same period in 2020, was primarily due to a decrease in the average total NAV for all share classes, which decreased $90.2 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.
General and Administrative Expenses
The primary general and administrative expense items are certain expense reimbursements to our advisor, escrow and trustee fees, and professional service fees.
The increase in general and administration expenses of $201,000 during the three months ended March 31, 2021, as compared to the same period in 2020, was primarily due to an increase in advisory reimbursement expenses relating to operating expenses, partially offset by a decrease in unused line of credit fees due to an increase in our average outstanding debt during three months ended March 31, 2021.
Net Operating Income
Same store net operating income increased $706,000 during the three months ended March 31, 2021, as compared to the same period in 2020. The increase was primarily due to write-offs related to a tenant at two properties that declared bankruptcy during the three months ended March 31, 2020. This increase was partially offset by a decrease in occupancy from 99.8% on March 31, 2020 to 98.7% on March 31, 2021.
Non-same store property net operating income decreased $94,000 during the three months ended March 31, 2021, as compared to the same period in 2020. The decrease is primarily due to the disposition of five rental income-producing properties subsequent to March 31, 2020.
Distributions
Prior to April 1, 2020, on a quarterly basis, our Board authorized a daily distribution for the succeeding quarter. Our Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
December 8, 2011	December 31, 2011	$0.002260274
January 1, 2012	September 30, 2012	$0.002254099
October 1, 2012	December 31, 2012	$0.002383836
January 1, 2013	September 30, 2013	$0.002429042
October 1, 2013	March 31, 2014	$0.002563727
April 1, 2014	March 31, 2020	$0.002678083
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(1)The daily distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV per share of all classes. As a result, from day to day, the per share daily distribution for each outstanding class of common stock may be higher or lower than the daily distribution amount authorized by our Board based on the relative NAV of each class of common stock on that day.
On April 20, 2020, our Board decided to make a determination as to the amount and timing of distributions on a monthly, instead of a quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic would have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy. On March 25, 2021, the Board resumed declaring distributions on a quarterly basis by declaring a monthly per share distribution for the months of

March, April, May and June of 2021. Since April of 2020, our Board authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Distribution Amount (1)
April 30, 2020	$0.0400
May 31, 2020	$0.0400
June 30, 2020	$0.0777
July 30, 2020	$0.0777
August 28, 2020	$0.0777
September 29, 2020	$0.0777
October 29, 2020	$0.0777
November 27, 2020	$0.0777
December 30, 2020	$0.0777
January 28, 2021	$0.0777
February 25, 2021	$0.0777
March 29, 2021	$0.0777
April 29 2021	$0.0777
May 28, 2021	$0.0777
June 29, 2021	$0.0777
July 29, 2021	$0.0777
August 30, 2021	$0.0777
September 29, 2021	$0.0777

______________________
(1)The distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes so that distributions constitute a uniform percentage of the NAV per share of all classes for stockholders of record as of the last business day of the month for which the distribution rate applies.
On July 23, 2020, our Board authorized a year-end distribution (the “Year-End Distribution”) of $0.0839 per share of our D Shares, T Shares, S Shares and I Shares, which amount would be adjusted based on the relative NAV of our D Shares, T Shares, S Shares and I Shares so that distributions constitute a uniform percentage of the NAV per share of all classes. The Year-End Distribution is payable to stockholders of record as of the close of business on December 30, 2020 and was paid in January 2021 upon a determination by our chief financial officer that as of the payment date of the Year-End Distribution, we were able to pay our debts as they become due in the usual course of business and our assets were not less than the sum of our total liabilities. The Year-End Distribution was paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. The Year-End Distribution was paid in addition to the distribution authorized by our Board for the month of December 2020.
As of March 31, 2021, we had distributions payable of $2.3 million, which is included in distributions and redemptions payable on the accompanying condensed consolidated balance sheets.

The following table presents distributions and the source of distributions for the periods indicated below (dollar amounts in thousands):

	Three Months Ended March 31,
	2021			2020
	Amount		Percent	Amount	Percent
Distributions paid in cash	$5,305		55%	$4,181	51%
Distributions reinvested	4,274		45%	4,011	49%
Total distributions	$9,579		100%	$8,192	100%

Source of distributions:
Net cash provided by operating activities (1)	$9,579	(2)	100%	$8,192	100%
Total sources	$9,579		100%	$8,192	100%
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(1)Net cash provided by operating activities for the three months ended March 31, 2021 and 2020 was $8.6 million and $8.5 million, respectively.
(2)Our distributions for the three months ended March 31, 2021 were fully covered by cash flows from operating activities, including cash flows from prior periods of $1.0 million.
Share Redemptions
Effective April 1, 2020, we adopted the Amended Share Redemption Program to provide limited liquidity whereby, on a monthly basis, stockholders may request that we redeem all or any portion of their shares. Our Amended Share Redemption Program provides that, no later than on the second to last business day of a given month, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share for each class will be our NAV per share for such class for that month, calculated by the independent fund accountant in accordance with our valuation policies. Prior to April 1, 2020, our share redemption plan provided limited liquidity whereby, on a daily basis, stockholders could request that we redeem all or any portion of their shares.
Our Amended Share Redemption Program includes certain redemption limits, including a quarterly limit and, in some cases, an individual stockholder limit. We received redemption requests of approximately 4.1 million shares for $68.1 million in excess of our redemption limit during the three months ended March 31, 2021. During the three months ended March 31, 2021, we received valid redemption requests under our Amended Share Redemption Program totaling approximately 4.7 million shares, of which we redeemed approximately 478,000 shares as of March 31, 2021 for $8.0 million at an average redemption price of $16.66 per share and 121,000 shares subsequent to March 31, 2021 for $2.0 million at an average redemption price of $16.14. The remaining redemption requests relating to approximately 4.1 million shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program then in effect.
As of July 2020, the Board determined that monthly redemptions temporarily will be limited to shares whose aggregate value is no more than 0.8% of our aggregate NAV as of the last calendar day of the previous calendar month, and in any calendar quarter, redemptions will be limited to shares whose aggregate value is no more than 2.0% of our aggregate NAV as of the last calendar day of the previous calendar quarter. While no assurances can be made regarding the timing of a return to the redemption plan limits stated in our existing share redemption plan, if at all, we are targeting the return to our limits under the Amended Share Redemption Program to occur in the fourth quarter of 2021.
We intend to fund share redemptions with available cash, proceeds from our liquid investments and proceeds from the sale of additional shares. We may, after taking the interests of our Company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate related assets. In an effort to have adequate cash available to support our share redemption plan, CIM Income NAV Management may determine to reserve borrowing capacity under our line of credit. CIM Income NAV Management could then elect to borrow against our line of credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in the Offering to fund all redemption requests.

Liquidity and Capital Resources
General
Our Credit Facility, with JPMorgan Chase as administrative agent, provides for borrowings up to $425.0 million, which is comprised of up to $212.5 million in Revolving Loans and $212.5 million in Term Loans. As of March 31, 2021, we had $98.5 million in unused capacity, subject to borrowing availability. We had $23.2 million of available borrowings as of March 31, 2021. As of March 31, 2021, we believe we were in compliance with the financial covenants under our various fixed and variable rate debt agreements.
We expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offering and borrowings from the Credit Facility or other sources. As of March 31, 2021, we had cash and cash equivalents of $8.1 million and investments in marketable securities of $15.1 million.
We expect to continue to raise capital through the Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions, other permitted investments and for general corporate uses. The source of our operating cash flows is primarily the rental and other property income received from current and future leased properties. As of March 31, 2021, we had raised $883.0 million of gross proceeds from the Offering before organization and offering costs, upfront selling commissions, dealer manager fees and the current portion of stockholder servicing fees of $33.3 million. Refer to Item 1A — Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2020 for risks related to our ability to raise capital in the near term.
Our investment guidelines provide that we will seek to maintain our Target Liquidity in relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in CIM Income NAV Management’s discretion, lines of credit (collectively, the “Liquid Assets”). To the extent that CIM Income NAV Management determines that we should maintain borrowing capacity under lines of credit, the amount available under the lines of credit will be included in calculating the Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations, our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under lines of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets, and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of the Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.
Given the recent levels of investor subscriptions and increased redemption requests, which we believe has been exacerbated by the challenging economic environment caused by the COVID-19 pandemic, our stated objectives of maintaining Target Liquidity and satisfying the redemption plan limits are in conflict. As such, we are temporarily redeeming less than the Amended Share Redemption Program limits to maintain the Target Liquidity while we seek to generate additional liquidity through investor subscriptions and execution of an in-process asset disposition program. On July 28, 2020, our Board determined that, effective immediately, monthly redemptions temporarily will be limited to shares whose aggregate value is no more than 0.8% of the aggregate NAV as of the last calendar day of the previous calendar month, and in any calendar quarter, redemptions will be limited to shares whose aggregate value is no more than 2.0% of the aggregate NAV as of the last calendar day of the previous calendar quarter. While no assurances can be made regarding the timing of a return to the redemption plan limits stated in our existing share redemption plan, if at all, we are targeting the return to our limits under the Amended Share Redemption Program to occur in the third quarter of 2021.
Further, in support of our efforts to achieve sustainable liquidity, our Board has further agreed to support our efforts towards achieving sustainable liquidity by agreeing to take 50% of their quarterly Board compensation in common stock, based on the then current NAV per share at the time of issuance, for the third quarter of 2020 through the third quarter of 2021. In addition, at the request of our Board, our Advisor has agreed to take 50% of its monthly advisory fees in common stock, based on the then current NAV per share at the time of issuance, through September 30, 2021.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for property acquisitions or other permitted investments, operating expenses, distributions and redemptions to stockholders and interest on our outstanding debt, including principal repayments of $150.9 million due within the next 12 months. Pursuant to the terms of the Credit Facility, we may elect to extend the maturity date of such loans for up to two successive six-month periods, subject to satisfying certain conditions, including providing notice of the election and paying an extension fee of 0.10% of the maximum amount of the Revolving Loans (the “Extension Fee”). We expect to extend the maturity date of the Revolving Loans through September 6, 2022, subject to payment of the Extension Fee. We expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offering and borrowings from the Credit Facility or other sources, such as proceeds from dispositions. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds are for property acquisitions or other permitted investments and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the Offering, secured or unsecured financings from banks and other lenders, any available capacity on the Credit Facility by the addition of properties to the borrowing base, proceeds from the sale of marketable securities, proceeds from dispositions and net cash flows provided by operations.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we have used, and may continue to use, other sources to fund distributions, as necessary, including proceeds from the Offering, borrowings on the Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures, repayments of outstanding debt or distributions and redemptions to our stockholders.
Contractual Obligations
As of March 31, 2021, we had debt outstanding with a carrying value of $455.7 million and a weighted average interest rate of 3.64%. See Note 9 — Credit Facility and Notes Payable to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a description of certain terms of the debt. Our contractual obligations as of March 31, 2021 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments – credit facility (2)	$326,500	$114,000	$212,500	$—	$—
Interest payments – credit facility (3)	14,006	10,097	3,909	—	—
Principal payments – fixed debt rate	129,219	36,946	75,323	16,950	—
Interest payments – fixed debt rate (4)	7,415	4,573	2,249	593	—
Total	$477,140	$165,616	$293,981	$17,543	$—
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(1)The table does not include amounts due to our advisor or its affiliates pursuant to our Advisory Agreement because such amounts are not fixed and determinable.
(2)The table does not include the impact of any extension. We may elect to extend the maturity of the Revolving Loans to no later than September 6, 2022, subject to satisfying certain conditions contained in the second amended credit agreement, or refinance the debt or enter into the new financing arrangement.
(3)As of March 31, 2021, the Term Loans outstanding totaled $212.5 million, all of which are subject to interest rate swap agreements. The weighted average all-in interest rate for the Swapped Term Loans was 4.25%. The remaining $114.0 million in Revolving Loans outstanding under the Credit Facility has a weighted average interest rate of 2.16% as of March 31, 2021.
(4)As of March 31, 2021, we had $69.0 million of variable rate mortgage notes effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.
Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. In addition to this limitation in our charter, our Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of our Board (including a majority of the independent directors) and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. As of March 31, 2021, our ratio of debt to total gross assets net of gross intangible lease liabilities was 50.1%, and our ratio of debt to the fair market value of our gross assets net of gross intangible lease liabilities was 52.7%. Fair market value is based on the estimated market value of our real estate assets as of March 31, 2021 used to determine our estimated per share NAV.
Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of March 31, 2021, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 49.2%.
The following table provides a reconciliation of the Credit Facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of March 31, 2021 (dollar amounts in thousands):

Balance as of March 31, 2021
Credit facility and notes payable, net	$454,538
Deferred costs, net (1)	1,181
Less: Cash and cash equivalents	(8,094)
Net debt	$447,625
Gross real estate assets, net(2) and investment in CIM UII Onshore	$909,650
Net debt leverage ratio	49.2%
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(1)Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility.
(2)Net of gross intangible lease liabilities.
Cash Flow Analysis
Operating Activities. Net cash provided by operating activities increased by $90,000 for the three months ended March 31, 2021, as compared to the same period in 2020. The increase was primarily due to an increase in net income after non-cash adjustments, offset by the timing of receipts and payments for accrued expenses and accounts payable, deferred rental income, and amounts due to affiliates recorded during the three months ended March 31, 2021, as compared to the same period in 2020. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash provided by investing activities was $1.2 million for the three months ended March 31, 2021, compared to net cash used in investing activities of $45.5 million during the three months ended March 31, 2020. The change was primarily due to our investment in CIM UII Onshore for $50.0 million during the three months ended March 31, 2020. No such investments were made during the three months ended March 31, 2021. This increase was partially offset by a decrease in net proceeds from real estate-related activity.
Financing Activities. Net cash used in financing activities was $10.5 million for the three months ended March 31, 2021, compared to net cash provided by financing activities of $34.0 million during the three months ended March 31, 2020. The change was primarily due to a decrease in net proceeds from borrowing facilities of $65.0 million, as well as a decrease in net proceeds from the issuance of common stock of $15.0 million, partially offset by a decrease in redemptions of common stock of $36.6 million.
Election as a REIT
We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding certain non-cash items and net capital gains).
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying condensed consolidated financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2020. We consider our critical accounting policies to be the following:
•Recoverability of Real Estate Assets; and
•Allocation of Purchase Price of Real Estate Assets.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2020. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2020 and related notes thereto.
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets may not be recoverable. Impairment indicators that we consider include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, lease concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. We continue to evaluate our portfolio to determine if anticipated holding periods for certain properties may materially differ from the initial intended holding periods for such properties, which could result in an impairment charge in the future.
Related-Party Transactions and Agreements
We have entered into agreements with CIM Income NAV Management or its affiliates whereby we agree to pay certain fees, or reimburse certain expenses of, CIM Income NAV Management or its affiliates, primarily advisory and performance fees and expenses, organization and offering costs, sales commissions, dealer manager fees and expenses, ongoing stockholder servicing fees, and reimbursement of certain acquisition and operating costs. In addition, the Company purchased $50.0 million of limited partnership interests of CIM UII Onshore, which is affiliated with CIM. See Note 12 — Related-Party Transactions and Agreements to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a further explanation of the various related-party transactions, agreements and fees.
Conflicts of Interest
Richard S. Ressler, the chairman of our Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, including CIM Income NAV Management, is the chairman of the board, chief executive officer and president of CMFT and vice president of our advisor. One of our directors, Avraham Shemesh, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, including CIM Income NAV Management, serves as a director of CMFT. One of our directors, Elaine Y. Wong, who is also a principal of CIM, serves as a director of CMFT. One of our independent directors, W. Brian Kretzmer, also serves as an independent director of CMFT. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CIM Income NAV Management and is an officer of certain of its affiliates. As such, there are conflicts of interest where CIM Income NAV Management or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CIM Income NAV Management and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See Part I, Item 1. Business — Conflicts of Interest in our Annual Report on Form 10-K for the year ended December 31, 2020.
Off-Balance Sheet Arrangements
As of March 31, 2021 and December 31, 2020, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.
Item 3.Quantitative and Qualitative Disclosures About Market Risk
Market Risk
The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.
Interest Rate Risk
As of March 31, 2021, we had an aggregate of $114.0 million of variable rate debt, excluding any debt subject to interest rate swap agreements, and therefore, we are exposed to interest rate changes in LIBOR. As of March 31, 2021, an increase or decrease of 50 basis points in interest rates would result in an increase or decrease in interest expense of $570,000 per annum.
As of March 31, 2021, we had eight interest rate swap agreements outstanding, which mature on various dates from September 2021 to September 2022, with an aggregate notional amount of $281.5 million and an aggregate net fair value liability of $7.0 million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of March 31, 2021, an increase of 50 basis points in interest rates would result in a derivative liability of $5.5 million, representing a $1.5 million net change to the fair value of the net derivative liability. A decrease of 50 basis points would result in a derivative liability of $8.5 million, representing a $1.5 million net change to the fair value of the net derivative liability. See Note 8 — Derivative Instruments and Hedging Activities to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for more detailed discussion about our derivative instruments.
As the information presented above includes only those exposures that existed as of March 31, 2021, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.
These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure.
In July 2017, the Financial Conduct Authority (“FCA”) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. In March 2021, the FCA confirmed its intention to cease publishing one week and two-month LIBOR after December 31, 2021 and all remaining LIBOR after June 30, 2023. This announcement has several implications, including setting the spread that may be used to automatically convert contracts from LIBOR to SOFR. Additionally, banking regulators are encouraging banks to discontinue new LIBOR debt issuances by December 31, 2021. The Company anticipates that LIBOR will continue to be available at least until June 30, 2023. Any changes adopted by FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.
We have the ability to borrow variable rate debt under our Credit Facility and interest rate swap agreements maturing on various dates from September 2021 to September 2022, as further discussed above, that are indexed to LIBOR. As such, we are monitoring and evaluating the related risks, which include interest on loans, amount paid on securities, or amounts received and paid on derivative instruments. These risks arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. The value of loans, securities, or derivative instruments tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative reference rate may be challenging, especially if we cannot agree with the respective counterparty about how to make the transition.
If a contract is not transitioned to an alternative rate and LIBOR is discontinued, the impact on our contracts is likely to vary by contract. If LIBOR is discontinued or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected.
While we expect LIBOR to be available in substantially its current form until at least the end of June 30, 2023, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.
Alternative rates and other market changes related to the replacement of LIBOR, including the introduction of financial products and changes in market practices, may lead to risk modeling and valuation challenges, such as adjusting interest rate accrual calculations and building a term structure for an alternative rate.
The introduction of an alternative rate also may create additional basis risk and increased volatility as alternative rates are phased in and utilized in parallel with LIBOR.
Adjustments to systems and mathematical models to properly process and account for alternative rates will be required, which may strain the model risk management and information technology functions and result in substantial incremental costs for the Company.
Credit Risk
Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.
The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status including the impact of the COVID-19 pandemic (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.
Item 4.Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that no controls and procedures, no matter how well designed and operated, can provide absolute assurance of achieving the desired control objectives.
As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of March 31, 2021 was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of March 31, 2021, were effective at a reasonable assurance level.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended March 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.Legal Proceedings
In the ordinary course of business, we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.
Item 1A.Risk Factors
There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2020.
Item 2.Unregistered Sales of Equity Securities and Use of Proceeds
On December 6, 2011, we commenced the Initial Offering of up to $4.0 billion in shares of common stock. On August 26, 2013, we commenced the First Follow-on Offering. As part of the First Follow-on Offering, we designated the existing shares of our common stock that were sold prior to such date to be W Shares and registered two new classes of our common stock, A Shares and I Shares. On February 10, 2017, we commenced the Second Follow-on Offering. As a result of the Share Modifications, commencing November 27, 2018, we began offering and selling D Shares, T Shares, S Shares and I Shares in the Offering, rather than W Shares, A Shares and I Shares. On August 7, 2020, we commenced the Third Follow-on Offering, pursuant to which we are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount of up to $4.0 billion, consisting of up to $3.5 billion in shares in the Primary Offering and up to $500.0 million in shares pursuant to the DRIP. Additionally, as of March 31, 2021, we were authorized to issue 10.0 million shares of preferred stock, but had none issued or outstanding.
As of March 31, 2021, we had issued approximately 49.0 million shares in the Offering, including shares issued pursuant to our DRIP, for gross proceeds of $883.0 million, out of which we recorded $26.8 million in upfront selling commissions, dealer manager fees and the current portion of stockholder servicing fees and $6.5 million in organization and offering costs. With the net offering proceeds of $849.7 million and the borrowings from our credit facility, we have acquired $1.1 billion in real estate assets, inclusive of capitalized acquisition costs, and incurred $12.9 million of acquisition-related expenses, as well as invested $50.0 million of capital in CIM UII Onshore.
As of May 10, 2021, we have sold the following common shares and raised the following proceeds in connection with the Offering (dollar amounts in thousands):

	D Shares	T Shares	S Shares	I Shares	Total
Primary Offering
Shares	26,243,513	17,274,843	6,976	1,611,242	45,136,574
Proceeds	$465,357	$319,250	$122	$29,123	$813,852
Distribution Reinvestment Plan
Shares	2,364,651	1,572,092	638	142,854	4,080,235
Proceeds	$42,037	$27,336	$11	$2,570	$71,954
Prior to April 1, 2020, we had adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders could request that we redeem all or any portion of their shares. The redemption price per share for each class on any business day was equal to our NAV per share for such class for that day, calculated by the independent fund accountant after the close of business on the redemption request day, without giving effect to any share purchases or redemptions to be effected on such day. Subject to limited exceptions, stockholders who redeemed their shares of our common stock within the first 365 days from the date of purchase were subject to a short-term trading fee of 5% of the aggregate NAV per share of the shares of common stock received. In each calendar quarter, net redemptions were limited under our share redemption plan to 5% of our total NAV as of the end of the immediately preceding quarter, plus any unused percentage carried over to the next quarter, but the maximum carryover percentage could never exceed 15% in the aggregate, and net redemptions in any quarter could never exceed 10% of the prior quarter’s NAV.
Effective April 1, 2020, to the extent the Company redeems shares in any particular month, the Company will only redeem shares as of the opening of the last calendar day of that month (the “Redemption Date”). The redemption price per share for each class is equal to the NAV per share for such class on the Redemption Date. The Company may redeem fewer shares than have been requested in any particular month to be redeemed, or none at all, in its discretion at any time. The Company is also limited, in any calendar month, to shares whose aggregate value (based on the redemption price per share on the Redemption

Date) is no more than 2% of the Company’s aggregate NAV as of the last calendar day of the previous calendar month and, in any calendar quarter, to shares whose aggregate value is no more than 5% of the Company’s aggregate NAV as of the last calendar day of the previous calendar quarter. In the event that the Company determines to redeem some but not all of the shares submitted for redemption during any month, shares submitted for redemption during such month will be redeemed on a pro rata basis. Stockholders who redeem their shares of the Company’s common stock within the first year of the date of purchase will be subject to a short-term trading fee of 5% of the aggregate NAV of the applicable class of shares of common stock redeemed. The Company may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all. As of July 2020, the Board determined that monthly redemptions temporarily will be limited to shares whose aggregate value is no more than 0.8% of our aggregate NAV as of the last calendar day of the previous calendar month, and in any calendar quarter, redemptions will be limited to shares whose aggregate value is no more than 2.0% of our aggregate NAV as of the last calendar day of the previous calendar quarter. While no assurances can be made regarding the timing of a return to the redemption plan limits stated in our existing share redemption plan, if at all, we are targeting the return to our redemption plan limits to occur in the third quarter of 2021.
We received redemption requests of approximately 4.1 million shares for $68.1 million in excess of our redemption limit during the three months ended March 31, 2021. Management, in its discretion, limited the amount of shares redeemed for the three months ended March 31, 2021 to an amount representing the remaining redemption capacity of the temporarily reduced quarterly redemption limit of 2% of our total NAV as of December 31, 2020.
During the three months ended March 31, 2021, we redeemed shares as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2021 — January 31, 2021
D Shares	146,349	$16.75	146,349	(1)
T Shares	94,576	$16.32	94,576	(1)
S Shares	—	$—	—	(1)
I Shares	299	$17.04	299	(1)
February 1, 2021 — February 28, 2021
D Shares	146,047	$16.92	146,047	(1)
T Shares	88,925	$16.46	88,925	(1)
S Shares	—	$—	—	(1)
I Shares	4,473	$17.20	4,473	(1)
March 1, 2021 — March 31, 2021
D Shares	71,775	$16.31	71,775	(1)
T Shares	49,438	$15.88	49,438	(1)
S Shares	—	$—	—	(1)
I Shares	1,095	$16.60	1,095	(1)
Total	602,977		602,977
____________________________________
(1)A description of the maximum number of shares that may be purchased under our share redemption program and the amount of shares approved under our share redemption program is included in the narrative preceding this table. We announced the share redemption program in our initial registration statement and the amendments thereto in the multi-class registration statement.
Unregistered Sales of Equity Securities
None.
Item 3.Defaults Upon Senior Securities
None.
Item 4.Mine Safety Disclosures
Not applicable.

Item 5.Other Information
None.

Item 6.Exhibits
The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description

3.1
Second Articles of Amendment and Restatement of CIM Income NAV, Inc. (f/k/a Cole Real Estate Income Strategy (Daily NAV), Inc.), dated as of August 26, 2013 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 333-169535), filed August 26, 2013).

3.2
Articles of Amendment to the Articles of Amendment and Restatement of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 2, 2017 (Incorporated by reference to Exhibit 3.4 to the Company’s Post-effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-213271), filed August 2, 2017).

3.3
Second Articles of Amendment to the Second Articles of Amendment and Restatement of CIM Income NAV, Inc., dated November 27, 2018 (Incorporated by reference to Exhibit 3.3 of the Company’s Post-effective Amendment No. 9 to the Company’s Registration Statement on Form S-11 (File No. 333-213271), filed November 27, 2018).

3.4
Articles Supplementary to the Second Articles of Amendment and Restatement of CIM Income NAV, Inc., dated as of November 27, 2018 (Incorporated by reference to Exhibit 3.4 of the Company’s Post-effective Amendment No. 9 to the Company’s Registration Statement on Form S-11 (File No. 333-213271), filed November 27, 2018).

3.5
Bylaws of CIM Income NAV, Inc. (f/k/a Cole Real Estate Income Strategy (Daily NAV), Inc.) effective September 28, 2011 (Incorporated by reference to Exhibit 3.2 to the Company’s Pre-effective Amendment No. 4 to the Company’s Registration Statement on Form S-11 (File No. 333-169535), filed November 3, 2011).

3.6	First Amendment of Bylaws effective June 14, 2012 (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 333-169535), filed June 19, 2012).
3.7
Second Amendment of Bylaws effective November 27, 2018 (Incorporated by reference to Exhibit 3.7 of the Company’s Post-effective Amendment No. 9 to the Company’s Registration Statement on Form S-11 (File No. 333-213271), filed November 27, 2018).

4.1
Second Amended and Restated Distribution Reinvestment Plan, effective November 27, 2018 (Incorporated by reference to Appendix D to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-236339), filed August 10, 2020).

4.2
Second Amended and Restated Multiple Class Plan of CIM Income NAV, Inc., effective February 28, 2020 (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 000-55187), filed February 28, 2020).

4.3	Form of Initial Subscription Agreement (Incorporated by reference to Appendix A to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-236339), filed August 10, 2020).
4.4	Form of Additional Subscription Agreement (Incorporated by reference to Appendix B to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-236339), filed August 10, 2020).
4.5
Form of Systematic Investment Program Subscription Agreement (Incorporated by reference to Appendix C to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-236339), filed August 10, 2020).

31.1*	Certifications of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**
Certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as InLine XBRL and contained in Exhibit 101)

*	Filed herewith.
**	In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CIM Income NAV, Inc. (Registrant)

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer (Principal Financial Officer)
Date: May 14, 2021